Exhibit 99.77D

Item 77D - Scudder  Small  Company  Value Fund,  a series of Scudder  Securities
Trust

On July 1, 2002, Scudder Small Company Value Fund, a series of Scudder Securities Trust, changed its name-related investment policy. Prior to July 1, 2002, the Fund's policy stated that the fund seeks long-term growth of capital by investing at least 90% of total assets in undervalued common stocks of small U.S. companies. These are companies that are similar in size to those in the Russell 2000 Index (typically less than $2 billion in total market value). This policy was revised as follows: Under normal circumstances, the fund seeks long-term growth of capital by investing at least 90% of total assets, plus the amount of any borrowings for investment purposes, in undervalued common stocks of small U.S. companies. These are companies that are similar in size to those in the Russell 2000 Value Index.